UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Metal & Technology, Inc.

(Name of Issuer)

Common Stock $0.0001 Par Value

(Title of Class of Securities)

027642 10 0

(CUSIP Number)

Xin Yan Yuan
633. W. 5th Street, 26th Floor
Los Angeles, CA 90071
(213) 223 - 2339

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027462 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xin Yan Yuan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 173,933,468

	8.	Shared Voting Power 173,933,468

	9.	Sole Dispositive Power 173,933,468

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,933,468

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.28%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 633 W. 5th Street, 26th Floor, Los Angeles, California 90071

Item 2.	Identity and Background
          This statement is being filed by Xin Yan Yuan, an individual whose business address is 633 W. 5th Street, 26th Floor, California 90071. Xin Yan Yuan is a citizen of the People’s Republic of China.

Xin Yan Yuan is the Secretary of American Metal & Technology, Inc.

  During the last five years, Ms. Yuan has not been convicted in any criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The source of consideration used in acquiring the Common Stock by Ms. Yuan was shares of American Metal Technology Group, now the Company's subsidiary.

Item 4.	Purpose of Transaction
Ms. Yuan originally acquired the Common Stock for investment in the ordinary course of business.

Ms. Yuan does not have any present plan or proposal that would relate to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
    (a)           Pursuant to Rule 13d-3, Ms. Yuan may be deemed to own beneficially 173,933,468 shares of Common Stock, which represents 12.28% of all outstanding shares of Common Stock.

(b)           Ms. Yuan individually has the sole power to vote 173,933,468 shares of Common Stock and dispose of 173,933,468 shares of Common Stock.  Ms. Yuan does not share voting power with respect to the 173,933,468 shares of Common Stock beneficially owned by Ms. Yuan.

(c) Ms. Yuan has not effected any transactions in the Company’s Common Stock in the past sixty days. (d) Not Applicable (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable

Item 7.	Material to Be Filed as Exhibits
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 26, 2007	/s/ Xin Yan Yuan
Xin Yan Yuan